 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Fox, Jeffrey H. (Last) (First) (Middle) One Allied Drive (Street) Little Rock, AR 72202 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol ALLTEL Corporation AT
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          Group President - Information Services
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 23, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock					10701.00	D
Common Stock					10.00	I	By Spouse-Custodian for Son

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Fox, Jeffrey H. - January 23, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Incentive Stock Option	$50.22	01/22/2003	01/22/2003	A |	(A) 1,991.00		Common Stock - 1,991.00	$50.22	1,991.00	D
Non-Qualified Stock Option	$50.22	01/22/2003	01/22/2003	A |	(A) 118,009.00		Common Stock - 118,009.00	$50.22	118,009.00	D
Incentive Stock Option	$31.13						Common Stock - 0.00		7,860.00	D
Incentive Stock Option	$32.00						Common Stock - 0.00		3,125.00	D
Incentive Stock Option	$34.50						Common Stock - 0.00		2,898.00	D
Incentive Stock Option	$65.06						Common Stock - 0.00		1,536.00	D
Incentive Stock Option	$68.25						Common Stock - 1,465.00		1,465.00	D
Incentive Stock Option	$63.75						Common Stock - 1.00		1.00	D
Incentive Stock Option	$67.88						Common Stock - 1,473.00		1,473.00	D
Incentive Stock Option	$56.07						Common Stock - 1,783.00		1,783.00	D
Non-Qualified Stock Option	$31.13						Common Stock - 0.00		33,940.00	D
Non-Qualified Stock Option	$32.00						Common Stock - 0.00		46,875.00	D
Non-Qualified Stock Option	$34.50						Common Stock - 0.00		347,102.00	D
Non-Qualified Stock Option	$65.06						Common Stock - 0.00		98,464.00	D
Non-Qualified Stock Option	$68.25						Common Stock - 73,535.00		73,535.00	D
Non-Qualified Stock Option	$63.75						Common Stock - 349,999.00		349,999.00	D
Non-Qualified Stock Option	$67.88						Common Stock - 108,527.00		108,527.00	D
Non-Qualified Stock Option	$56.07						Common Stock - 148,217.00		148,217.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Jeffrey H. Fox __________________ ** Signature of Reporting Person Date Page 2

Fox, Jeffrey H. - January 23, 2003
Form 4 (continued)
FOOTNOTE Descriptions for ALLTEL Corporation AT

Form 4 - January 2003

Jeffrey H. Fox
One Allied Drive

Little Rock, AR 72202
Explanation of responses:

(1)   These options were granted on January 22, 2003, in accordance with Rule 16b-3(d) under a stock option plan and expire ten years after the date of grant. Each grant becomes exercisable beginning one year after the date of grant in increments of 20% of the grant per year, and is fully exercisable after the fifth year.

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